Exhibit (a)(5)(M)

PRESS RELEASE

December 31, 2015

PKN ORLEN ANNOUNCES COMPLETION OF MERGER OF KIWI ACQUISITION CORP. WITH FX ENERGY, INC.

WARSAW, Poland — December 31, 2015 — Polski Koncern Naftowy ORLEN S.A. (WSE: PKN) (“PKN ORLEN”) today announced the successful completion of the merger (the “Merger”) of its indirectly wholly owned subsidiary, Kiwi Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of ORLEN Upstream Sp. z o.o., a Polish private limited company (“Parent”), with FX Energy, Inc. (NASDAQ: FXEN) (the “Company”).

The Company held a meeting of its stockholders today to approve the Merger, during which meeting the Merger was approved by a vote of the Company’s stockholders in accordance with Nevada law.  At the effective time of the Merger, Merger Sub merged with and into the Company and the separate existence of Merger Sub ceased, with the Company being the surviving corporation of the Merger (the “Surviving Corporation”) and continuing as a wholly owned subsidiary of Parent.  As a result of the Merger, each of the Company’s shares of common stock (the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (other than Shares that were held by Parent, Merger Sub or the Company, or any of their wholly owned subsidiaries) has, by virtue of the Merger and without any action on the part of the holders of the Shares, been cancelled and extinguished and converted into the right to receive $1.15 per share, net to such holder of Shares in cash, without interest thereon and less any required withholding taxes.  Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time has, by virtue of the Merger and without any action on the part of the holder thereof, been converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

All Shares will cease to be traded on the Nasdaq Global Select Market and the Company will be deregistered under the Exchange Act.

About PKN ORLEN

PKN ORLEN (WSE: PKN) is one of the largest petroleum and petrochemical corporations in Central and Eastern Europe and the largest one in Poland in terms of revenues. For the year ended December 31, 2014, PKN ORLEN reported consolidated revenue of approximately USD 33 billion and consolidated assets of approximately USD 13 billion. PKN ORLEN is one of the blue chip stocks traded on the Warsaw Stock Exchange and its market capitalization as of December 30, 2015 was approximately USD 7.48 billion. PKN ORLEN operates six refineries and the region’s largest network of service stations located in Poland, the Czech Republic, Germany and Lithuania. PKN ORLEN also processes crude oil into gasoline, diesel oil, fuel oil and aviation fuel, is a leading producer of petrochemicals, and its products are used as basic feedstocks by a large number of chemical companies across the region. PKN ORLEN and its subsidiaries employ more than 20,000 people. For more information, visit www.orlen.pl.

Forward-Looking Statements

The statements made in this press release which are not historical facts are forward-looking statements. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties.  PKN ORLEN is not obligated to, and undertakes no obligation to, publicly update or revise any forward-looking statements to reflect events or circumstances after the date of this document. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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